CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

February 23, 2009

“CORRESP”

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Mr. Gary Newberry

Re:

China Natural Resources, Inc.

Form 20-F for the Year Ended December 31, 2007

Staff Letter of Comment dated February 13, 2009

SEC File No. 0-26046

Ladies and Gentlemen:

We hereby request an extension of time until March 20 2009 for the Company to respond to the Staff’s letter dated February 13, 2009. We also confirm the February 19, 2009 telephone conversation between our counsel, Schneider Weinberger &Beilly LLP and Mr. Gary Newberry of the SEC’s Division of Corporate Finance in which Mr. Newberry confirmed the Staff’s agreement to the requested extension.

Very truly yours,

/s/ Li Feilie
Li Feilie
Chief Executive Officer